TCG BDC, INC.

520 Madison Avenue, 40th Floor

New York, NY 10022

June 9, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Mr. Jay Williamson, Senior Counsel

    Mr. Jason Fox, Senior Staff Accountant

Re:	Registration Statement (File No. 333-218114)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the same may become effective at 4:00 p.m. (Washington D.C. time) on June 13, 2017 or as soon as practicable thereafter.

Please contact Monica Shilling of Proskauer Rose LLP, counsel to the company, at (310) 284-4544 if you have any questions about this letter.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Sincerely,

TCG BDC, INC.

/s/ Orit Mizrachi
Orit Mizrachi
Chief Operating Officer

cc: Monica J. Shilling, Proskauer Rose LLP

[Signature Page to Acceleration Request]